FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 04/25/2019

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should you choose to exercise your remote voting right, under articles 21-A and other of CVM Instruction nº 481/2009, the shareholder shall complete the Distance Voting Form (“Form”), that will only be regarded as valid and the votes presented here will be considered in the quorum of the General Meeting, if the following instructions are observed:

(i)  all the fields must be duly completed;

(ii)  all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii)  the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), and with notarization of the signature.

In case the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for any contact.

Kindly note that the Management Proposal mentioned in this Form is available to shareholders at the Companys headquarters, as well as at the Companys Investor Relations website (www.gpari.com.br) and at CVM’s website (www.cvm. gov.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder that chooses to exercise its remote voting rights by means of this Form may complete, according to the abovementioned guidance, and send it: (i) directly to the Company; (ii) to the Company´s Bookkeeper; or (iii) to his/her/its Custodian (if it renders such services), following the instructions below:

I.  Sending of the Form directly to the Company: The shareholder shall send the original Form (completed, initialized and signed, as indicated above) jointly with a notarized copy of the following documents: (a) if to individuals: identity card with photo of the shareholder; (b) if to companies: (i) bylaws or consolidated articles of association and corporate documents that prove that the company is duly represented; and (ii) identity card with photo of the legal representative; (c) if to investment funds: (i) consolidated regulations of the fund; (ii) bylaws or articles of association of its manager, as the case may be, observing the voting policy of the fund and corporate documents that prove that the manager is duly represented; and (iii) identity card with photo of the manager’s legal representative. It is not required sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or documents with translations into those languages, being the sworn translation required in other cases. The following identity documents will be accepted, provided that they have photo and are valid: RG, RNE, CNH, passport or professional identity card officially accepted.

II.  Sending of the Form to the custodian or the Company´s Bookkeeper: Shareholders that hold shares issued by the Company deposited in a central depository may transmit the voting instructions to fill the Form through their respective custodian, in case they provide this type of service. Shareholders that do not have their shares deposited in a central depository may transmit voting instructions to the Company´s Bookkeeper, Itaú Corretora de Valores S.A., financial institution hired by the Company for the provision of book-entry services for its securities, through the channels it makes available. The delivery of the Form will be subject to the rules, guidelines and deadlines set by each custodian or Itaú, as the case may be. For such, shareholders shall contact them and verify procedures, documents and information set by them for the shareholders transmit the voting instructions by Form.

In all cases, for the Form to have effect, the date of April 18, 2019 (i.e. seven (7) days before the date of the General Meeting, pursuant to article 21-B of CVM Instruction 481/09) will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Form is received after April 18, 2019, the votes will not be counted.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

If the shareholder chooses to send the Form directly to the Company, he/she/it shall send it up to the Corporate Legal Department, by post, to Avenida Brigadeiro Luís Antônio, 3142, Jardim Paulista, City of São Paulo, State of São Paulo, 01402-000, following the deadlines and documents indicated above.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 04/25/2019

The institution in charge of the provision of book-entry services for the securities of the Company is Itaú Corretora de Valores S.A. and the instructions to deliver the Form to it can be found at www.itau.com.br/securitiesservices

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima, 3.500, 3º andar, Zip Code 04538-132, Cidade de São Paulo, Estado de São Paulo, Brasil.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Phone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations) Contact: Services to shareholders

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. Approve the rectification and ratification of the annual global remuneration of the companys board of executive officers for fiscal year of 2018, from up to R$ 71,324,818.03 to the amount up to R$ R$ 87,044,666.37, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 2. Approve to amend the Stock Option Plan and Equity Compensation Plan of the Company, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Resolve on the proposal of amendment and restatement of the By-laws of the Company, pursuant to the Management Proposal, for updating the Article 4th to reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Annual and Extraordinary General Meeting held in 2018.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

4. Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?

[ ] Yes [ ] No [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :____________________________________________________________

Phone Number :

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.